UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 as to Lyr, Ltd., Amendment No. 19 as to LDN Stuyvie Partnership, and Amendment No. 19 as to William T. Comfort, III)

LYRIS, INC. (LYRI.OB)

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

55235L 203

(CUSIP Number)

William T. Comfort, III

2nd Floor, 2 Basil Street

London, SW3 1AA, United Kingdom

44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 3 to Schedule 13D filed by Lyr, Ltd., Amendment No. 19 to Schedule 13D filed by LDN Stuyvie Partnership, and Amendment No. 19 to Schedule 13D filed by William T. Comfort, III (collectively, the “Amendments”) are being filed to update certain information previously reported in Item 4, Item 5 and Item 6 of the Schedule 13D filings most recently amended by Lyr, Ltd., LDN Stuyvie Partnership and William T. Comfort, III on May 18, 2015 (collectively, the “Original Filings”).  Except for the foregoing changes, the Amendments do not modify or amend the Original Filings and all other information in the Original Filings remains unchanged.   Lyr, Ltd., LDN Stuyvie Partnership and William T. Comfort, III are referred to herein as the “Reporting Persons”.  As previously reported by the Reporting Persons, pursuant to the Merger Agreement, dated as of May 4, 2015 (the “Merger Agreement”), between Lyris, Inc., a Delaware corporation (the “Issuer”) and LY Acquisition Corp., a Delaware corporation (the “Buyer”), as a result of the merger contemplated thereby (the “Merger”), each issued and outstanding share of the Issuer’s Series A preferred stock (the “Preferred Stock”) and the Issuer’s common stock (the “Common Stock”) not owned by the Buyer or the Issuer as of the effective time of the Merger (other than shares held by stockholders of the Issuer who have validly exercised their appraisal rights under Delaware law) will be converted into the right to receive $2.50 (the “Preferred Consideration”) and $0.89 (the “Merger Consideration”), respectively, in cash, without interest and subject to any required tax withholding.  The Merger was consummated on June 22, 2015 and the Issuer has become a subsidiary of Aurea Software, Inc.  The Amendments are being filed to report conversion of the shares of the Preferred Stock and Common Stock held by the Reporting Persons into the right to receive the Preferred Consideration and/or Merger Consideration, as applicable. In filing this Schedule 13D, the Reporting Persons do not concede that they have formed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended or under the regulations pertaining thereto.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented by adding the following information:

On June 22, 2015, pursuant to the Merger Agreement, and upon satisfaction of the conditions set forth therein, the Issuer was merged with and into the Buyer, with the Issuer surviving as a subsidiary of Aurea Software, Inc.  As consideration for the Merger, the shares of Preferred Stock and Common Stock held by the Reporting Persons were automatically cancelled and converted into the right to receive the Preferred Consideration and/or Merger Consideration, as applicable, in cash. As of June 22, 2015, none of the Reporting Persons held any shares of Common Stock or Preferred Stock.

Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated at the effective time of the Merger.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented by adding the following information:

Except as set forth under the heading “Buyer Formation and Subscription Agreement” in Item 4, the Reporting Persons no longer beneficially own any shares of Common Stock or Preferred Stock. In connection with the Merger, the Reporting Persons disposed of an aggregate of 5,498,849 shares of Common Stock, consisting of 1,171,206 shares of Common Stock previously held of record by Mr. Comfort, 1,497,435 shares of Common Stock previously held of record by 65 BR Trust, 2,830,208 shares of Common Stock previously held of record by LDN Stuyvie Partnership and 2,000,000 shares of Preferred Stock previously held of record by Lyr, Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Item 6 is hereby supplemented by adding the following information:

Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated at the effective time of the Merger.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2015	/s/ William T. Comfort
William T. Comfort

Dated: July 2, 2015	LDN Stuyvie Partnership

	By:	/s/ William T. Comfort
Name: William T. Comfort
Title: General Partner

Dated: July 2, 2015	Lyr, Ld.

	By:	/s/ William T. Comfort
Name: William T. Comfort
Title: Director